SCHEDULE A

to the Investment Advisory Agreement

(as amended on March 16, 2012 to add Orinda SkyView Macro Opportunities Fund)

Series or Fund of Advisors Series Trust	Annual Fee Rate
Orinda SkyView Multi-Manager Hedged Equity Fund	2.30% of the first $1 billion of the Fund’s average daily net assets; 2.25% thereafter.
Orinda SkyView Macro Opportunities Fund	2.30% of the Fund’s average daily net assets

ADVISORS SERIES TRUST	ORINDA ASSET MANAGEMENT, LLC
on behalf of the Funds listed on Schedule A

By: /s/ Douglas G. Hess	By: /s/ Craig M. Kirkpatrick
Name: Douglas G. Hess	Name: Craig M. Kirkpatrick
Title: President	Title: President

A-1